                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   Form 11-K

    (Mark One)

  [X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934


                  For the fiscal year ended December 31, 2003

                                      OR

  [ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934


             For the transition period from __________ to __________


                        Commission file number 1-15403


   A. Full title of the plan and the address of the plan, if different from that of the Issuer named below:

                            M&I Retirement Program

   B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         MARSHALL & ILSLEY CORPORATION
                            770 North Water Street
                           Milwaukee, Wisconsin 53202

Financial Statement and Exhibits
--------------------------------

  (a)    Financial Statements:
         ---------------------

         M&I Retirement Program
         ----------------------

           (1)     M&I Retirement Plan
                   -------------------
                   Report of Independent Registered Public Accounting Firm. Statements of Net Assets Available for Benefits
                      as of December 31, 2003 and 2002.
                   Statements of Changes in Net Assets Available for Benefits
                      for the Years Ended December 31,2003 and 2002.
                   Notes to Financial Statements.
                   Supplemental Schedule, Form 5500, Schedule H,
                      Part IV, Line 4(i)
                         Schedule of Assets (Held at End of Year)
                            as of December 31, 2003.

           (2)     Employee Stock Ownership Plan
                   -----------------------------
                   Report of Independent Registered Public Accounting Firm. Statements of Net Assets Available for Benefits
                      as of December 31, 2003 and 2002.
                   Statements of Changes in Net Assets Available for Benefits
                      for the Year Ended December 31, 2003 and 2002.
                   Notes to Financial Statements.

  (b)    Exhibits:
         ---------

           23      Independent Registered Public Accounting Firm Consent -
                      Deloitte & Touche LLP

M&I RETIREMENT PROGRAM -
M&I RETIREMENT PLAN

    Financial Statements for the Years Ended December 31,
    2003 and 2002, Supplemental Schedule as of December 31,
    2003, and Report of Independent Registered Public Accounting Firm

M&I RETIREMENT PROGRAM -
M&I RETIREMENT PLAN

TABLE OF CONTENTS
_____________________________________________________________________________

                                                                      PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                 1

FINANCIAL STATEMENTS:
    Statements of Net Assets Available for Benefits -
       December 31, 2003 and 2002                                       2

    Statements of Changes in Net Assets Available for Benefits -
       Years Ended December 31, 2003 and 2002                           3

    Notes to Financial Statements                                    4-10


SUPPLEMENTAL SCHEDULE -

    Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets
       (Held at End of Year) as of December 31, 2003                   11

    All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
   M&I Retirement Program - M&I Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the M&I Retirement Program - M&I Retirement Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP


Milwaukee, Wisconsin
June 24, 2004

M&I RETIREMENT PROGRAM -
M&I RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
____________________________________________________________________________

                                                   2003            2002
                                              -------------   -------------
Cash                                          $      --       $    136,409

Investments, at fair market value:
   Master trust                                758,182,955     577,393,532
   Mutual funds                                      --         11,814,788
   Loans to participants                            89,566         243,507
                                              -------------   -------------
      Total investments                        758,272,521     589,451,827

Receivables:
   Employee contributions                        1,125,223           6,956
   Employer contributions                       37,131,866      36,899,391
   Accrued income                                    --                130
                                              -------------   -------------
      Total receivables                         38,257,089      36,906,477
                                              -------------   -------------

NET ASSETS AVAILABLE FOR BENEFITS             $796,529,610    $626,494,713
                                              =============   =============

See notes to financial statements.

M&I RETIREMENT PROGRAM -
M&I RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002
____________________________________________________________________________

                                                   2003            2002
                                              -------------   -------------
CONTRIBUTIONS:
   Participants                               $ 31,442,074    $ 28,780,875
   Employer                                     37,175,015      36,899,391
   Participant rollovers                         2,629,660       2,247,457
                                              -------------   -------------
      Total contributions                       71,246,749      67,927,723

INVESTMENT INCOME (LOSS):
   Income (loss) from Master Trust             142,678,199    (101,525,958)
   Net depreciation in fair value of investments   (93,224)       (592,189)
   Interest and dividends                           10,701          19,947
                                              -------------   -------------
      Net investment income (loss)             142,595,676    (102,098,200)

DEDUCTIONS:
   Benefits paid to participants               (43,998,367)    (38,170,185)
   Administrative expenses                         (19,913)        (56,553)
                                              -------------   -------------
      Total deductions                         (44,018,280)   (140,324,938)
                                              -------------   -------------
TRANSFERS IN FROM M&I EMPLOYEE
   STOCK OWNERSHIP PLAN                            210,752           --

TRANSFERS IN DUE TO PLAN MERGERS (NOTE 1)            --        106,742,929

TRANSFERS OUT DUE TO PLAN CHANGES (NOTE 1)           --       (278,559,893)
                                              -------------   -------------
NET INCREASE (DECREASE)                        170,034,897    (244,214,179)

NET ASSETS AVAILABLE FOR
   BENEFITS, BEGINNING OF YEAR                 626,494,713     870,708,892
                                              -------------   -------------
NET ASSETS AVAILABLE FOR
   BENEFITS, END OF YEAR                      $796,529,610    $626,494,713
                                              =============   =============

See notes to financial statements.

M&I RETIREMENT PROGRAM -
M&I RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
____________________________________________________________________________

  1.     DESCRIPTION OF THE PLAN
         -----------------------
         The M&I Retirement Program - M&I Retirement Plan (the "Plan") is a defined contribution plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Marshall & Ilsley Corporation (the "Corporation") is the Administrator of the Plan and the Marshall & Ilsley Trust Company, a subsidiary of the Corporation, is the Trustee and recordkeeper of the Plan. The Trustee holds all investments of the Plan.

         The following descriptions of the Plan are provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document.

         PLAN TRANSFER AND MERGER - Effective January 1, 2002, a portion of the Plan assets were transferred to the Marshall & Ilsley Retirement ESOP Plan (the "ESOP Plan"). Participant balances invested in the Employer Stock Fund attributable to company match and prior acquisition balances as well as participant balances of the former National City 401(k) Plan that were invested in Marshall & Ilsley common stock were transferred to the ESOP Plan. Assets transferred out at January 1, 2002 were $278,559,893.

         On January 1, 2002, participants balances from another Corporation plan, the M&I Retirement Growth - Money Purchase Pension Plan were merged into the Plan. Assets merged at January 1, 2002 were $88,556,769.

         During 2002 the Corporation purchased Century Bancshares, Inc. Effective October 1, 2002, the assets of the Century Bancshares, Inc. 401(k) Profit Sharing Plan were merged into the Plan. Assets merged at October 1, 2002 were $1,110,252. The Corporation also purchased Richfield State Agency during 2002. Effective October 1, 2002, the assets of Richfield State Agency Profit Sharing Plan were merged into the Plan. Assets merged at October 1, 2002 were $5,251,685. The Corporation additionally purchased Southwest Bank of St. Louis. Effective December 31, 2002, the assets of Southwest Bank of St. Louis 401(k), excluding the employer stock portion which merged into the ESOP Plan, were merged into the Plan. Assets merged at December 31, 2002 were $10,915,210. All assets merged into the Plan vested at the respective dates of merger. Prior service of participants is applied to vesting requirements in the Plan.

         Additionally, the Company purchased Paytrust, Inc. during 2001. Effective December 31, 2002, the assets of the Paytrust, Inc. 401(k) Retirement Plan were merged into the Plan. Assets merged at December 31, 2002 were $909,013. All assets merged into the Plan vested at December 31, 2002. Prior service of participants is applied to vesting requirements in the Plan.

         ELIGIBILITY - All employees of the Corporation and subsidiaries who have completed one year of continuous service, as defined by the plan, and have elected to become participants are eligible to receive employer profit sharing contributions. Employees may elect to make deferrals upon the date of hire.

         CONTRIBUTIONS - Upon election to participate, the participant designates under a salary reduction agreement the amount of the annual contribution (0% to 50% of compensation, as defined), subject to IRS limitations. Employees may change the amount of the annual contribution as often as they wish. Participants who will reach at least age 50 by the end of the plan year have the ability to make pre-tax 401(k) catch-up contributions, subject to IRS limitations.

         Employer profit sharing contribution percentages are discretionary and are determined by the Board of Directors on an annual basis. The Corporation made a profit sharing contribution of 8% of eligible compensation during the years ended December 31, 2003 and 2002.

         VESTING - All employee contributions and related income are fully vested at all times. Employer profit sharing contributions vest at the earliest of the following dates:

           (a) The date the participant completed at least 5 years of Vesting Service, as defined by the Plan.

           (b) The date of the participant's death while employed by the employer or of an affiliated employer.

           (c) The date of participant's attainment of age 65 or earlier disability.

           (d) The date of termination of the Plan (or partial termination as to participants affected thereby) or the date of complete discontinuance of contributions by the employer at a time when the participant is employed by the employer or by an affiliated employer.

         BENEFIT PAYMENTS - Upon termination, death, retirement, in the event of disability, as defined, or financial hardship, a participant or beneficiary is entitled to withdraw his or her vested interest in a lump sum payment. Participants who are 59 or older may take pretax withdrawals for any reason. In addition, after-tax contributions made before 1987 and former Valley Bancorporation employee balances from the former Valley plan are available for distribution.

         PARTICIPANT ACCOUNTS - Individual accounts are maintained for each of the Plan's participants. Each participant's account is credited with the participant's contribution and allocations of the Plan's income
         (loss) and any related administrative expenses based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         INVESTMENT OPTIONS - Participants may direct their pretax and Corporation profit sharing contributions and any related earnings thereon into thirteen investment options designated by the Plan's investment committee in 1% increments. Participants are able to change their investment elections daily.

         Due to the merger of the Paytrust, Inc. 401(k) Retirement Plan and Southwest Bank of St. Louis 401(k) Plan, the Plan held amounts in various funds that were no longer investment elections for participants at December 31, 2002. The funds allowed for Paytrust, Inc. 401(k) Retirement Plan were:

                   Legg Mason Cash Reserve
                   Europacific Growth
                   Investment Co. of America
                   American New Perspective
                   Alliance Premier Growth
                   GS Internet Tollkeeper
                   Legg Mason Special Investment
                   Legg Mason High Yield
                   Legg Mason Investment Grade
                   Legg Mason Opportunity Trust
                   Legg Mason Value Trust
                   OTC Emerging Growth

         The funds allowed for the Southwest Bank of St. Louis 401(k) Plan were:

                   Oppenheimer Strategic
                   Mutual Funds Janus Government Money Market
                   American Century Equity Income
                   Janus Fund
                   Vanguard Group Index 500 Fund
                   Janus Worldwide Fund

  2.     SIGNIFICANT ACCOUNTING POLICIES
         -------------------------------
         BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Certain amounts in the 2002 financial statements have been reclassified to conform to the 2003 presentation.

         ACCOUNTING ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

         CONTRIBUTIONS - Contributions from employees are recorded in the period the employer makes corresponding payroll deductions. Contributions from the employer are accrued based upon amounts required to be contributed as determined by the Plan.

         INVESTMENTS AND INCOME RECOGNITION - Investments are stated at fair market value as determined by the Trustee by reference to published market data except for the Marshall & Ilsley Stable Principal Fund, which is valued at contract value (see Note 4), which approximates fair value. Each security is valued at the last sales price reported by the principal security exchange on which the issue is traded. Securities which are traded over-the-counter are valued at the mean between the latest bid and asked prices. Mutual funds are valued at the last market quotation by reference to published market data. Participant loans are valued at unpaid principal amounts, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

         ADMINISTRATIVE EXPENSES - Significantly all administrative expenses for the Plan were paid by the Plan for the years ended December 31, 2003 and 2002. In 2003 and 2002, trustee fees were paid by the Corporation.

         PAYMENT OF BENEFITS - Benefit payments to participants are recorded upon distribution.

         RISKS AND UNCERTAINTIES - The Plan invests in various securities. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could be material to the financial statements.

  3.     INVESTMENTS
         -----------
         The Plan's investments are commingled with the assets of the M&I Retirement Program - Employee Stock Ownership Plan in the M&I Retirement Program Master Trust ("Master Trust"). Investment income
         (loss) of the Master Trust is allocated to participating plans based on the individual participant balances.

         The assets of the Plan are commingled and are not segregated in the accounts of the trusts. The market value of the assets held in the Master Trust as of December 31, 2003 and 2002 is as follows:

                                                            2003            2002
                                                       -------------    -------------
         M&I Retirement Program Master Trust
         -----------------------------------
         Investments:
            Cash                                      $      19,184    $     13,839
            Marshall Funds Mutual Funds: *
               Intermediate Bond                         98,197,687      96,416,531
               Equity Income                             21,439,613      11,906,251
               Mid-Cap Growth                            40,016,594      26,623,825
               Large Cap Growth & Income                 92,452,859      73,382,591
               International Stock                       18,328,078      11,245,411
            Marshall & Ilsley Growth Balanced Fund *     70,369,252      51,834,287
            Marshall & Ilsley Aggressive Stock Fund *    74,791,299      50,895,846
            Federated Max Cap Index Fund                125,646,671      95,885,035
            Managers Special Equity Fund                 23,425,835      11,144,111
            MFS Massachusetts Growth Fund                10,637,373       6,677,079
            Nicholas Fund                                34,925,114      25,596,924
            M&I Stable Principal Fund *                  71,861,889      60,280,459
            Marshall & Ilsley Common Stock * **         401,987,828     286,990,650
            Accrued income                                  599,550         655,528
            Pending trades                               (1,119,105)         61,341
                                                      ---------------  --------------
         Total assets of the
            M&I Retirement Program Master             $1,083,579,721   $ 809,609,708
                                                      ===============  ==============

     * - Represents party-in-interest.

    ** - Shares of M&I common stock held at December 31, 2003 and 2002 amounted to 10,454,952 and 10,447,234, respectively.

         Allocations of the M&I Retirement Program Master Trust to participating plans as of December 31, 2003 is as follows:

         M&I Retirement Program -
            M&I Retirement Plan                         $  758,182,955       69.97%
         M&I Retirement Program -
            Employee Stock Ownership Plan                  325,396,766       30.03
                                                        ---------------     -------
         Total Assets of the M&I
            Retirement Program Master Trust             $1,083,579,721      100.00%
                                                        ===============     =======

         Allocations of the M&I Retirement Program Master Trust to participating plans as of December 31, 2002 is as follows:

         M&I Retirement Program -
            M&I Retirement Plan                         $  577,393,532       71.32%
         M&I Retirement Program -
            Employee Stock Ownership Plan                  232,216,176       28.68
                                                        ---------------     -------
         Total Assets of the M&I
            Retirement Program Master Trust             $  809,609,708      100.00%
                                                        ===============     =======

         M&I Retirement Program Master Trust income and its allocation to the participating plans for the year ended December 31, 2003 is as follows:

         Dividend and interest income                   $   17,503,163

         Net appreciation in the fair
            value of investments, by type:
            Mutual Funds                                    77,108,197
            Common collective trusts                        30,548,994
            Common stock                                   116,282,706
                                                        ---------------
         Total M&I Retirement Master Trust Income       $  241,443,060
                                                        ===============

         M&I Retirement Program -
            M&I Retirement Plan                         $  142,678,199       59.09%
         M&I Retirement Program -
            Employee Stock Ownership Plan                   98,764,861       40.91
                                                        ---------------     -------
         Total Income of M&I Retirement
            Program Master Trust                        $  241,443,060      100.00%
                                                        ===============     =======

         M&I Retirement Program Master Trust loss and its allocation to the participating plans for the year ended December 31, 2002 was as follows:

         Dividend and interest income                   $   16,149,703

         Net depreciation in the fair
            value of investments, by type:
            Mutual Funds                                   (99,283,820)
            Common collective trusts                        (1,549,146)
            Common stock                                   (47,470,054)
                                                        ---------------
         Total M&I Retirement Master Trust Loss         $ (132,153,317)
                                                        ===============

         M&I Retirement Program -
            M&I Retirement Plan                         $ (101,525,958)      76.82%
         M&I Retirement Program -
            Employee Stock Ownership Plan                  (30,627,359)      23.18
                                                        ---------------     -------
         Total Loss of M&I Retirement
            Program Master Trust                        $ (132,153,317)     100.00%
                                                        ===============     =======


  4.     GUARANTEED INVESTMENT CONTRACTS
         -------------------------------
         The Master Trust invests in a common collective fund that invests in guaranteed investment contracts. Fully benefit-responsive investment contracts are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company. Under the terms of the investment contracts, the crediting interest rate is determined semi-annually based on the insurance company's applicable rate schedule. The aggregate average yield of the investment contracts for the years ended December 31, 2003 and 2002 was 4.33% and 4.94%, respectively. The crediting interest rate for the investment contracts as of December 31, 2003 and 2002 was 4.33% and 4.94%, respectively. The fair value of the investment contracts as of December 31, 2003 and 2002 approximates the contract value. There are no limitations on guarantees of the contracts.

  5.     INCOME TAX STATUS
         -----------------
         The Plan has obtained a determination letter from the Internal Revenue Service dated November 26, 2002, approving the Plan as qualified for tax-exempt status. The Plan has been amended since receiving the determination letter. However, the Company and the Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

  6.     RELATED PARTY TRANSACTIONS
         --------------------------
         As of December 31, 2003 and 2002, investments were made in a master trust, common/collective trusts and mutual funds managed by a subsidiary of the Corporation, as well as common stock of the Corporation. These transactions were not considered prohibited transactions by statutory exemptions under ERISA regulations.

  7.     LOANS TO PARTICIPANTS
         ---------------------
         The Plan does not offer new loans to active participants. All existing loans are repayable through payroll deductions over periods ranging up to 60 months. The interest rate was based on prevailing market conditions and is fixed over the life of the note. Interest rates on participant loans at December 31, 2003 and 2002 ranged from 5.75% to 11.00% and 4.75% and 11.00%, respectively.

  8.     FORFEITURES
         -----------
         Forfeited nonvested accounts are used to reduce Corporation contributions. During 2003 and 2002, $1,517,786 and $1,339,862 of
         forfeitures, respectively were used to reduce Corporation contributions. At December 31, 2003 and 2002, $2,497,638 and $1,517,786 respectively were available to reduce future Corporation contributions. These forfeitures relate to the nonvested portions of the employer profit sharing contributions.

  9.     PLAN TERMINATION
         ----------------
         Although it has not expressed any intention to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their account.

                                   * * * * * * *

                          SUPPLEMENTAL SCHEDULE FURNISHED

                                    PURSUANT TO

                     DEPARTMENT OF LABOR'S RULES AND REGULATIONS

M&I RETIREMENT PROGRAM -
M&I RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2003
____________________________________________________________________________

                                                                     Fair
        Issuer                    Description                       Value
 --------------------    -------------------------------------  -------------
 *Marshall & Ilsley      Marshall & Ilsley Retirement
     Trust Company          Program Master Trust                $758,182,955
 *Marshall & Ilsley      Loans to Participants (interest rates
                            ranging from 5.75% to 11.00%)             89,566
                                                                -------------
Total assets (held at end of year)                              $758,272,521
                                                                =============

 *Represents party-in-interest.

M&I RETIREMENT PROGRAM -
EMPLOYEE STOCK OWNERSHIP PLAN

Financial Statements for the Years Ended December 31,
2003 and 2002, and Report of Independent Registered Public Accounting Firm

M&I RETIREMENT PROGRAM -
EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS
_____________________________________________________________________________

                                                                      PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                 1

FINANCIAL STATEMENTS:

    Statements of Net Assets Available for Benefits -
       December 31, 2003 and 2002                                       2

    Statements of Changes in Net Assets Available for Benefits -
      Years Ended December 31, 2003 and 2002                            3

    Notes to Financial Statements                                     4-9


    All schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and
    Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
   M&I Retirement Program - Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of the M&I Retirement Program - Employee Stock Ownership Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ DELOITTE & TOUCHE LLP


Milwaukee, Wisconsin
June 24, 2004

M&I RETIREMENT PROGRAM -
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
____________________________________________________________________________

                                                   2003            2002
                                              -------------   -------------
Investments, at fair market value:
   Master trust                               $325,396,766    $232,216,176
   Common stock                                      --          4,374,174
   Money market mutual fund                          --            312,956
                                              -------------   -------------
      Total investments                        325,396,766     236,903,306

Receivables -
   Employer contribution                        11,112,565      10,827,778
                                              -------------   -------------
NET ASSETS AVAILABLE FOR BENEFITS             $336,509,331    $247,731,084
                                              =============   =============

See notes to financial statements.

M&I RETIREMENT PROGRAM -
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002
____________________________________________________________________________

                                                   2003            2002
                                              -------------   -------------
CONTRIBUTIONS -
   Employer                                   $ 11,156,606    $ 10,827,778

INVESTMENT INCOME (LOSS):
   Investment income (loss) from Master Trust   98,764,861     (30,627,359)
   Other net investment loss                      (253,595)           --
                                              -------------   -------------
      Net investment income (loss)              98,511,266     (30,627,359)

DEDUCTIONS:
   Benefits paid to participants               (20,670,440)    (15,693,260)
   Administrative expenses                          (8,433)        (23,098)
                                              -------------   -------------
      Total deductions                         (20,678,873)    (15,716,358)

TRANSFERS IN (NOTE 1)                                 --       283,247,023

TRANSFERS TO M&I RETIREMENT PLAN                  (210,752)          --
                                              -------------   -------------
NET INCREASE                                    88,778,247     247,731,084

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                           247,731,084           --
                                              -------------   -------------
NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                                $336,509,331    $247,731,084
                                              =============   =============

See notes to financial statements.

M&I RETIREMENT PROGRAM -
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
____________________________________________________________________________

  1.     DESCRIPTION OF THE PLAN
         -----------------------
         The Marshall & Ilsley Corporation (the "Corporation") formed on January 1, 2002, the M&I Retirement Program - Employee Stock Ownership Plan (the "Plan"), a defined contribution plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Corporation is the Administrator of the Plan and the Marshall & Ilsley Trust Company, a subsidiary of the Corporation, is the trustee and recordkeeper of the Plan. All investments of the Plan are held by the Trustee.

         The following description of the Plan is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

         ELIGIBILITY - All employees of the Corporation and subsidiaries who have completed one year of continuous service and have elected to participate in the employee deferrals offered in another corporation plan, the M&I Retirement Program - M&I Retirement Plan are eligible to participate in the Plan.

         PLAN TRANSFER AND MERGER - Effective January 1, 2002, the portion of the Employer Stock Fund attributable to company match and prior acquisition balances from the M&I Retirement Program - M&I Retirement Plan were transferred into the Plan. Assets transferred at January 1, 2002 were $274,527,790. Effective January 1, 2002, participants balances from the M&I Retirement Program - M&I Retirement Plan relating to merged balances from the National City Bancorporation 401(k) Plan that were invested in Corporation stock were also transferred into the Plan. Assets transferred at January 1, 2002 were $4,032,103.

         During 2002, the Corporation purchased Southwest Bank of St. Louis. Effective December 31, 2002, the employer stock portion of the Southwest Bank of St. Louis 401(k) Plan were also merged into the Plan. Assets merged at December 31, 2002 were $4,687,130.

         CONTRIBUTIONS - The Corporation contributes an employer match that is a percentage of the participants' contribution to the M&I Retirement Program - M&I Retirement Plan. Such percentage is based on a scale which increases with the annual rate of return on equity of the Corporation. The maximum contribution is 50% of the participant's contribution up to 6% of a participant's total eligible compensation, and if the annual rate of return on equity is less than 11%, the employer contribution is not required. For the years ended December 31, 2003 and 2002, the Corporation matched 50% up to 6% of eligible compensation. Participants must have completed 1,000 hours of service during the plan year and be employed on December 31 to receive that year's employer matching contribution.

         VESTING - A participant is 100% vested at all times.

         PARTICIPANT ACCOUNTS - Individual accounts are maintained for each of the Plan's participants. Each participant's account is credited with the Company's matching contribution and allocations of the Plan's income (loss) and any related administrative expenses based on participant's earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         INVESTMENT OPTIONS - The employer matching contributions are invested in Marshall & Ilsley Common Stock within the M&I Retirement Program Master Trust and is non-participant directed. Balances transferred from merged plans that were originally in the form of Marshall & Ilsley Common Stock and participants over the age of 55 are able to direct their investments within the master trust.

         BENEFIT PAYMENTS - Upon termination, death, retirement, disability, as defined, or financial hardship, a participant or beneficiary is entitled to withdraw his or her vested interest in a lump sum payment. Participants who are 59 or older may take pretax withdrawals for any reason. In addition, after-tax contributions made before 1987 and former Valley Bancorporation employee balances from the former Valley Bancorporation plan are available for distribution.

  2.     SIGNIFICANT ACCOUNTING POLICIES
         -------------------------------
         BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Certain amounts in the 2002 financial statements have been reclassified to conform to the 2003 presentation.

         ACCOUNTING ESTIMATES - The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

         INVESTMENTS AND INCOME RECOGNITION - Investments are stated at fair market value as determined by the Trustee by reference to published market data except for Marshall & Ilsley Stable Principal Fund which is valued at contract value (see Note 4), which approximates fair value. Each security is valued at the last sales price reported by the principal security exchange on which the issue is traded. Securities which are traded over-the-counter are valued at the mean between the latest bid and asked prices. Mutual funds are valued at the last market quotation by reference to published market data. Purchases and sales of investments are accounted for on a trade-date basis. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

         ADMINISTRATIVE EXPENSES - Significantly all administrative expenses of the Plan were paid by the Plan for the years ended December 31, 2003 and 2002. Trustee fees were paid by the Corporation.

         PAYMENT OF BENEFITS - Benefits paid to participants are recorded when paid.

         RISKS AND UNCERTAINTIES - The Plan invests in various securities. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could be material to the financial statements.

  3.     INVESTMENTS
         -----------
         The Plan's investments are commingled with the assets of the M&I Retirement Program - M&I Retirement Plan in the M&I Retirement Program Master Trust ("Master Trust"). Investment income (loss) of the Master Trust is allocated to participating plans based on the individual participant balances.

         The assets of the Plan are commingled and are not segregated in the accounts of the trusts. The market value of the assets held in the Master Trust as of December 31, 2003 and 2002 is as follows:

                                                            2003            2002
                                                       -------------    -------------
         M&I Retirement Program Master Trust
         -----------------------------------
         Investments:
            Cash                                      $      19,184    $     13,839
            Marshall Funds Mutual Funds: *
               Intermediate Bond                         98,197,687      96,416,531
               Equity Income                             21,439,613      11,906,251
               Mid-Cap Growth                            40,016,594      26,623,825
               Large Cap Growth & Income                 92,452,859      73,382,591
               International Stock                       18,328,078      11,245,411
            Marshall & Ilsley Growth Balanced Fund *     70,369,252      51,834,287
            Marshall & Ilsley Aggressive Stock Fund *    74,791,299      50,895,846
            Federated Max Cap Index Fund                125,646,671      95,885,035
            Managers Special Equity Fund                 23,425,835      11,144,111
            MFS Massachusetts Growth Fund                10,637,373       6,677,079
            Nicholas Fund                                34,925,114      25,596,924
            M&I Stable Principal Fund *                  71,861,889      60,280,459
            Marshall & Ilsley Common Stock * **         401,987,828     286,990,650
            Accrued income                                  599,550         655,528
            Pending trades                               (1,119,105)         61,341
                                                      ---------------  --------------
         Total assets of the
            M&I Retirement Program Master             $1,083,579,721   $ 809,609,708
                                                      ===============  ==============

         *  - Represents party-in-interest

         ** - Shares of M&I common stock held at December 31, 2003 and 2002 amounted to 10,454,952 and 10,4447,234, respectively.

         Allocations of the M&I Retirement Program Master Trust to participating plans as of December 31, 2003 is as follows:

         M&I Retirement Program -
            M&I Retirement Plan                         $  758,182,955       69.97%
         M&I Retirement Program -
            Employee Stock Ownership Plan                  325,396,766       30.03
                                                        ---------------     -------
         Total Assets of the M&I
            Retirement Program Master Trust             $1,083,579,721      100.00%
                                                        ===============     =======

         Allocations of the M&I Retirement Program Master Trust to participating plans as of December 31, 2002 was as follows:

         M&I Retirement Program -
            M&I Retirement Plan                         $  577,393,532       71.32%
         M&I Retirement Program -
            Employee Stock Ownership Plan                  232,216,176       28.68
                                                        ---------------     -------
         Total Assets of the M&I
            Retirement Program Master Trust             $  809,609,708      100.00%
                                                        ===============     =======

         M&I Retirement Program Master Trust income and its allocation to the participating plans for the year ended December 31, 2003 is as follows:

         Dividend and interest income                   $   17,503,163

         Net appreciation in the fair
            value of investments, by type:
            Mutual Funds                                    77,108,197
            Common collective trusts                        30,548,994
            Common stock                                   116,282,706
                                                        ---------------
         Total M&I Retirement Master Trust Income       $  241,443,060
                                                        ===============

         M&I Retirement Program -
            M&I Retirement Plan                         $  142,678,199       59.09%
         M&I Retirement Program -
            Employee Stock Ownership Plan                   98,764,861       40.91
                                                        ---------------     -------
         Total Income of M&I Retirement
            Program Master Trust                        $  241,443,060      100.00%
                                                        ===============     =======

         M&I Retirement Program Master Trust loss and its allocation to the participating plans for the year ended December 31, 2002 was as follows:

         Dividend and interest income                   $   16,149,703

         Net depreciation in the fair
            value of investments, by type:
            Mutual Funds                                   (99,283,820)
            Common collective trusts                        (1,549,146)
            Common stock                                   (47,470,054)
                                                        ---------------
         Total M&I Retirement Master Trust Loss         $ (132,153,317)
                                                        ===============

         M&I Retirement Program -
            M&I Retirement Plan                         $ (101,525,958)      76.82%
         M&I Retirement Program -
            Employee Stock Ownership Plan                  (30,627,359)      23.18
                                                        ---------------     -------
         Total Loss of M&I Retirement
            Program Master Trust                        $ (132,153,317)     100.00%
                                                        ===============     =======

  4.     GUARANTEED INVESTMENT CONTRACTS
         -------------------------------
         The Master Trust invests in a common collective trust that invests in guaranteed investment contracts. Fully benefit-responsive investment contracts are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company. Under the terms of the investment contracts, the crediting interest rate is determined semi-annually based on the insurance company's applicable rate schedule. The aggregate average yield of the investment contracts for the years ended December 31, 2003 and 2002 was 4.33% and 4.94%, respectively. The crediting interest rate for the investment contracts as of December 31, 2003 and 2002 was 4.33% and 4.94%, respectively. The fair value of the investment contracts as of December 31, 2003 and 2002 approximates the contract value. There are no limitations on guarantees of the contracts.

  5.     NON-PARTICIPANT DIRECTED ACCOUNTS
         ---------------------------------
         Information about the net assets as of December 31, 2003 and 2002 and the significant components of the changes in net assets for the years ended December 31, 2003 and 2002 relating to non-participant directed balances is as follows:

                                                            2003            2002
                                                       --------------   --------------
         Investment in Master Trust                    $ 110,109,187    $  70,447,036
         Employer contribution receivable                  9,219,522        9,793,043
                                                       --------------   --------------
               Total assets                            $ 119,328,709    $  80,240,079
                                                       ==============   ==============

         Changes in assets attributable to:
            Contributions                              $   9,219,522    $   9,793,043
            Investment income (loss) from Master Trust    33,348,978       (9,641,769)
            Benefit payments                              (3,423,975)      (3,331,713)
            Expenses                                          (2,840)          (7,443)
            Transfers to participant directed accounts       (53,055)      (3,604,983)
            Transfer in from another Plan (Note 1)              --         87,032,944
                                                       --------------   --------------
               Net increase                               39,088,630       80,240,079

         Balance, Beginning of year                       80,240,079             --
                                                       --------------   --------------
         Balance, End of year                          $ 119,328,709    $  80,240,079
                                                       ==============   ==============

  6.     INCOME TAX STATUS
         -----------------
         The Plan has obtained a determination letter from the Internal Revenue Service dated November 26, 2002, approving the Plan as qualified for tax-exempt status. The Plan has been amended since receiving the determination letter. However, the Company and the Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

  7.     RELATED PARTY TRANSACTIONS
         --------------------------
         As of December 31, 2003 and 2002, investments were made in a master trust, which includes common / collective trusts and mutual funds managed by a subsidiary of the Corporation, as well as common stock of the Corporation. These transactions were not considered prohibited transactions by statutory exemptions under ERISA regulations.

  8.     PLAN TERMINATION
         ----------------
         Although it has not expressed any intention to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

                                 * * * * * * *

                                  SIGNATURES
                                  ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                     M&I Retirement Program


                                     /s/ Paul J. Renard
                                     ________________________________________

                                     Paul J. Renard
                                     Senior Vice President, Director of Human
                                     Resources of the Marshall & Ilsley
                                     Corporation and a Member of the Committee of the M&I Retirement Program

Date: June 28, 2004